Exhibit 99.1

Eros International Plc Reports Free Cash Flow Positive Fiscal Year 2016 Results

Isle of Man, UK – June 28, 2016: Eros International Plc (NYSE: EROS) (“Eros” or “the Company”), a leading global company in the Indian film entertainment industry, today reported financial results for the fourth quarter and fiscal year ended March 31, 2016.

Financial Highlights

Fiscal Year Ended March 31, 2016

•	Generated positive Free Cash Flow of $21.8 million in Fiscal 2016 compared to a loss of $159.6 million in Fiscal 2015, primarily due to significant increase in operating cash flows of 98.8%
•	Net Debt reduced 19.8% to $129.1 million in Fiscal 2016 as compared $161.0 million in Fiscal 2015 primarily due to increased free cash flow from operations
•	Revenues of $274.4 million in Fiscal 2016, compared to $284.2 million in Fiscal 2015, a marginal decrease of 3.4%
•	Adjusted EBITDA of $70.9 million in Fiscal 2016, compared to $101.2 million in Fiscal 2015(1) a decrease of 29.9%

Fourth Quarter Ended March 31, 2016

•	Revenues of $65.1 million, compared to $88.5 million in the prior year period, a decrease of 26.4%
•	Adjusted EBITDA of $14.4 million, compared to $30.0 million in the prior year period(1), a decrease of 52%

(1)	A reconciliation of the non-GAAP financial measures discussed within this release to our GAAP operating results are included at the end of this release. See also “Non-GAAP Financial Measures.”

Management Comments:

Jyoti Deshpande, Eros’ Managing Director and Group Chief Executive Officer, said:

“We delivered very strong results during Fiscal 2016, underscoring our market leadership and solid business fundamentals. Importantly, we generated positive free cash flow and significantly strengthened our balance sheet by reducing net debt and our trade receivables. During the year, we continued to dominate the box office with three out of the top four films and seven out of the top 15 hits.

“We released 63 films in Fiscal 2016 of which six were high budget films. We are planning to release at least seven high budget films in Fiscal 2017. We saw continued momentum in the first quarter of Fiscal 2017 with three high budget films, Sardaar Gabbar Singh (Telugu), 24 (Tamil) and Housefull 3 (Hindi), which are all performing well. We have strong television pre-sales for the rest of the new release slate along with catalogue for Fiscal 2017 such as Dishoom (Hindi), Shivaay (Hindi), Baar Baar Dekho (Hindi), Rock On 2 (Hindi) and Banjo (Hindi). We also already have deals with Zee, Star and Viacom and Sony that cover a significant part of the product cost, demonstrating the strength of our portfolio de-risking model.

“As of the end of Fiscal 2016, Eros Now has garnered over 44 million registered users as compared to 19 million registered users last year. We are well on our way to achieve our target of one million paying subscribers by the end of Fiscal 2017. Eros Now premiered 26 new release films and a total of 72 digital premieres during the year and has now successfully launched its flagship product feature of download or offline viewing to create subscriber stickiness. Platform distribution across major telecom operators such as Bharti Airtel and Idea Cellular is gaining traction as well as integration deals with OEMs such as Micromax and LeEco are also pushing customer acquisition. We continue to believe and demonstrate that Eros Now is a game-changer for the Company and for online Indian entertainment, especially given the rapidly growing internet and mobile penetration within India.

“I reinforce the three pillars of our business strategy – firstly our compelling Hindi and regional content slate and library, secondly our dominant global distribution network including entry into the China market and thirdly our game-changing OTT digital strategy with Eros Now. I believe that our strong balance sheet, our dominant market leadership and our differentiated business strategy gives us a great sustainable competitive advantage as we poise ourselves to consolidate our position within the rapidly growing Indian media and entertainment sector.”

Prem Parameswaran, Group Chief Financial Officer and President of North America also commented:

“I am pleased to report that we delivered strong Free Cash Flow generation of $21.8 million and reduction of Net Debt. We reduced trade receivables to $169.3 million as compared to $197.8 million as of March 31, 2015. Our investment in content, including for Eros Now was on-track at $211.3 million in Fiscal 2016 as compared to $276.2 million in fiscal 2015.

“For Fiscal 2017, due to our strong content slate and robust pre-sale activity, we are confident in our ability to continue to generate strong Free Cash Flow and increase working capital efficiencies. We will optimize our catalogue monetization strategy in a manner that will continue to generate strong cash flows and strengthen our balance sheet. Our outlook for content investment in Fiscal 2017 including for Eros Now is $225 million.”

Factors affecting results:

•	New release film mix by budget

12 months ended	High	Medium	Low	Total
March 31, 2016	6	16	41	63
March 31, 2015	6	12	47	65

3 months ended	High	Medium	Low	Total
March 31, 2016	-	6	6	12
March 31, 2015	1	4	17	22

Operational Highlights

1.	Film Slate Performance

The Company’s slate for Fiscal 2016 was a blockbuster slate with three out of the top four films and seven out of the top 15 films being distributed by Eros globally and some internationally. Eros swept over 150 awards including Best Studio of the Year, Excellence in International Distribution, Best Film, Best Director, Best Story, Best Actor, Best Music, Best Special Effects, to name a few. Bajrangi Bhaijaan won 37 awards including the 63rd National Film Award for Popular Film. Bajirao Mastani won over 75 award titles including National Award for Best Director. Tanu Weds Manu Returns won 18 awards including National Award for best female Actor in a leading role, Hero won 7 awards and Badlapur won 7 awards. The Company’s Malayalam film Pathemari also won a national award for Best Malayalam Film.

Fiscal Year Ended March 31, 2016

•	The Company released 63 films during Fiscal 2016 of which six were high budget, 16 were medium budget and 41 were low budget films compared to 65 films during Fiscal 2015 of which six were high budget, 12 were medium budget and 47 were low budget films. The Company’s strong portfolio of films drove theatrical, television and digital/ancillary revenues worldwide with Bajrangi Bhaijaan, Bajirao Mastani and Tanu Weds Manu Returns taking No. 1, No. 3 and No. 4 positions on the box office charts, respectively. Other blockbusters such as Welcome Back, Singh is Bling, Gabbar is back and Dil Dhadakne Do, give Eros a total of seven out of the Top 15 box office films in Calendar Year 2015. In addition to this, Srimanthadu was the second highest Telugu grosser of all time.

Fourth Quarter Ended March 31, 2016

•	The Company released 12 films during the fourth quarter of which six were medium and six were low budget films, against one high budget, four medium and 17 low budget movies in the fourth quarter of Fiscal 2015. Theatrical revenues during the fourth quarter of Fiscal 2016 were driven by releases such as Dictator (Telugu), Rajini Murugan (Tamil), Guru (Marathi), Sanam Teri Kasam (Hindi), Aligarh (Hindi), Phuntroo (Marathi), amongst other releases. The Company’s tactical approach towards capitalizing on the high-potential regional markets of Tamil, Telugu, Malayalam, Punjabi, Marathi and Bengali films, has further reinforced the Company’s reach and scalability in these markets. This continues to be a focus area for the Company. Revenues from the satellite segment further contributed to the financial performance during the quarter.

•	The Company reiterates that business cannot be measured on a quarterly basis as the film mix changes impact results greatly.

2.	Trinity Pictures and the Indo-China opportunity

The first Indo-China film written and developed in-house by Trinity to be co-produced with leading Chinese studio China Film Group, will be directed by Kabir Khan who also directed Bajrangi Bhaijaan and will be shot simultaneously in both languages. The Company expects this film to be released in Fiscal 2018. Another Indo-China film which is currently titled, the ‘Wedding Film’, is also in advanced stages of casting and is expected to be released in Fiscal 2018.

The children’s action franchise directed by Amole Gupte has finished pre-production and casting and will begin shooting in July. The live action elephant film directed by Prabhu Solomon will go on the floors later this year. Both these films are targeting a summer 2017 release. The buddy cop film directed by Krish will also go into production soon. Trinity Pictures will have 4 releases in Fiscal 2018. Staying true to the promise of being India’s first franchise studio, Trinity Pictures is in active discussions with various partners to create a digital comic book series, online gaming, animation series and merchandise for these franchise films.

Bajirao Mastani will be released in China in September 2016 in across 6,000 screens, one of the widest ever releases for an Indian film in China, with the actors and director travelling to promote the film in China.

As per PwC Outlook 2016, China is expected to overtake the US box office next year. China box office grew 49% in 2015 to $6.3 billion and is expected to grow to $10.3 billion next year. In comparison the US box office is expected to contract from $10.3 billion to $10 billion next year. Hollywood’s share of Chinese box office has slipped to 38.4% in 2015 from 45.5% in 2014. In early 2014 China had just under 19,000 screens and by end of 2015 that number grew to almost 32,000. The Company believes China to be a significant market opportunity for Indian films. Overall China is propelling Asia-Pacific’s growth (including Indonesia, Malaysia) with box office revenue across Asia-Pacific expected to grow to $21.11 billion by 2020 and this continue to emerge as important growth markets for Bollywood.

3.	Eros Now – the rapidly growing one-stop-shop online service for Bollywood entertainment

As per the latest TRAI report, there are over 1 billion wireless subscribers in India. The number of unique mobile users is currently at 500 million which is a penetration level of approximately 38% of the Indian population. It is expected to touch around 1.3 billion by 2020, over 90% of India’s total population at that point. The number of wireless internet users in India are likely to cross 790 million by 2020 with more than 60% of users accessing the internet through their mobile phones. It is expected that over the next couple of years, 3G and 4G subscribers would constitute over 40% of the wireless internet subscriber base. Big disruptive initiatives such as broadband rollout and public Wi-Fi as part of the government’s Digital India campaign and the aggressive promotion of 4G data packs by leading telecoms will only help boost the quality of digital infrastructure in India. It is estimated that in 2015 there are about 180 million smartphones in India, predominantly Android-based. The pace of smartphone penetration is growing and it is expected that by 2020, all mobile handsets being sold in India will be 4G-ready smartphones. 1

Eros Now has been increasingly focused on opening new markets, delivering product features, being truly platform agnostic and monetizing it’s growing registered user base.

Registered Users and Subscribers

•	Eros Now continues to demonstrate strong growth, garnering over 44 million registered users across WAP, APP and Web at the end of Fiscal 2016. While a dominant number of users are from India, Eros Now has registered users in 135 different countries.

•	The Company’s new two-tier premium pricing in India of Rs. 49 ($0.75) and Rs. 99 ($1.51) per month, which launched in December, 2015, is gaining traction. The Company continues to progress in converting its registered users to paying subscribers, currently at under 1% of its user base, and expects to reach 1 million paying subscribers by the end of Fiscal 2017.

Platform Distribution and New Markets

•	Eros Now entered the Malaysian market with two strong partnerships with the country’s leading telecom operators; Maxis Berhad and U Mobile. With these partnerships, Eros Now becomes the only Indian OTT platform to penetrate the growing Malaysian market, producing first mover advantage. As part of the partnership with Maxis, Eros Now will be included within a range of Maxis’ prepaid and post-paid data plans, offering various promotions to the telco’s 12.3 million subscribers. The deal with U Mobile also enables the telecom’s prepaid and post-paid customers’ access to Eros Now’s premium subscriptions, including data free promotions.

•	The popularity of VOD and OTT platforms has been growing in Malaysia, a country with high broadband penetration and cell phone adoption (145% penetration rate). Eros Now enters this market with these telco partnerships to offer consumers subscription to Eros Now for RM10 ($2.60) per month.

•	In India, the Company’s first telecom integration strategy for Eros Now was with Bharti Airtel, India’s number one telecom operator which has over 357 million subscribers across its operations. Airtel recently ran a co-branded marketing campaign around Bajirao Mastani powered by Eros Now on Airtel. Paid subscribers for Eros Now on Airtel are gaining traction and Eros Now expects a meaningful conversion from this partner in Fiscal 2017 as 4G uptake increases.

•	Eros Now has entered into a platform and content deal with India’s third largest telecom service providers, IDEA Cellular (“IDEA”). IDEA currently has over 170 million mobile subscribers throughout India and has recently announced the launch of 4G services across five southern states of India, with plans to expand to 750 towns in 10 service areas, by June 2016. The association with Eros Now, will enable IDEAS’s 4G customers in these markets to enjoy rich premium content from a wide library of movies, originals and short form videos.

•	Original Equipment Manufacturers (OEMs) are also an integral part of Eros Now distribution strategy. Eros Now entered into a partnership with Micromax, the second largest handset manufacturer in India and the 10th largest mobile phone player in the world. Micromax anticipates sales of approximately 1-1.5 million of it’s smartphones every month. Eros Now will be the only pre-installed entertainment app across all Micromax smartphones. Eros Now will also leverage Micromax’s presence of over 150,000 retail outlets to promote and distribute its service.

•	Similarly, Eros Now is integrated on LeEco phones for the Indian market with a one year Eros Now subscription worth approximately $10 and $20 pre-bundled on standard and premium handsets, respectively. LeEco smart phones, LeMax and Le1S are being exclusively sold through e-commerce portal Flipkart and LeEco is running an aggressive marketing campaign in India. A portion of the paid subscribers from this deal should reflect in the next paid subscribers update made by Eros Now.

•	Eros Now has expanded availability of the service to the Apple TV media platform and is now showcasing across Apple TV’s presence in 80 key countries including the USA, UK, India, Canada, Australia, and Malaysia. Subscribers can download the Eros Now app through the Apple TV App Store.

•	Eros Now is also available on Amazon Fire TV users across the US, UK and Western Europe. Eros Now’s content can be viewed on TV, mobile, tablet and web via Fire TV. The app, which can be easily accessed via the Amazon Store allows users to customize content by creating personal watch lists and utilize video progression, allowing users to continue watching content from where they previously left off. In addition, Amazon will be co-marketing the Eros Now service and promoting the app across all relevant geographies with Amazon Fire TV. Eros Now is also integrated for the Chromecast platform.

•	Eros Now has extended to Android platforms via Android TV, one of the fastest growing smart TV platforms. Earlier in the year the Company completed the integration of the Eros Now app on to the Google Nexus Player and other 2015 Android TV platforms like Sony, Sharp and Phillips With Apple, Android and Samsung platforms, Eros Now is present across three of the top four streaming devices in the world.

Product Features

•	Eros Now continues to implement and introduce new and exciting product features. This year Eros Now launched its “Portability” feature which allows users to access their accounts and watch content across up to eight different devices. Eros Now also launched its “video progression” feature, where the platform is able to remember the point at which a user has paused or stopped viewing their content piece, and allows them to resume viewing from this point when they return, even on a different device. Eros Now content is available on High Definition quality video with multi language subtitles.

•	The Company announced the much anticipated offline viewing product offering is now live across android and ios. The Company believes this to be a significant competitive advantage as viewers will no longer have to be connected and can watch the repository of content at anytime, anywhere. Features of offline include :
o	Unlimited playback of the titles downloaded to the device
o	Download quality options are High, Medium or Low Bandwidth
o	Storage management provided
o	Browse Eros Now or use other services on the device while downloading
o	My Downloads in Eros Now application displays titles available for offline playback
o	No internet connection required to watch titles in My Downloads
o	“Only download on Wi-Fi” option available in My Downloads
o	Manage downloads stored on device

Content

•	Eros Now has rights to over 5,000 films across Hindi and regional languages from Eros’s internal library as well as third party aggregated content which it believes makes it one of the largest Indian movie offering platforms around the world. In addition, Eros Now showcases music from 13 Indian music labels and offers over 250,000 music tracks.

•	At the heart of the Eros Now consumer proposition are its movie premieres, some straight from the theatres within weeks and some which are big digital premieres. From March 2015, the Company premiered 26 new films out of 72 digital premieres. Some of the recent digital premieres include Bajrangi Bhaijaan (No. 1), Prem Ratan Dhan Payo (No. 2), Tanu Weds Manu Returns (No. 4), which are three of the top four films of Calender Year 2015. Eros Now also premiered Piku and Mastizaade to name a few. Notably, Eros Now offers not just the content that it owns for global distribution by virtue of being a studio, but also aggregates content from other film studios to make it a complete and compelling consumer proposition.

•	Eros Now has also added a series of short originals titled “Black & White” which ranges from interviews, tete-a-tete with leading talent from the India film industry shot exclusively for Eros Now. This series offers insight into the life of your favourite celebrities.

•	Cool, contemporary and edgy “Originals” that target the youth of India is an important part of the Eros Now content strategy. Eros Now has shows such as Lost and Smoke (both thrillers) which are in production as well as Flip (Drama) which is a collection of independent stories and is adding Siachen, the first ever reality series to be shot on a mobile phone, to its originals’ slate. These originals are developed and follow a rigorous greenlighting process just like films, with script, screenplay, budgeting pilot episode production, market research and testing of the pilot episode and final production.

[1]	KPMG – FICCI, Indian Media and Entertainment Industry Report 2016

4.	Selective upcoming slate excluding Trinity or Indo China co-productions for Fiscal Year 2017

Film Name	Language	Star Cast/(Director/Producer)	Tentative Release
Ki & Ka	Hindi	Arjun Kapoor & Kareena Kapoor / (R. Balki)	Released in Q1 FY17
Nil Batey Sannata	Hindi	Swara Bhaskar / (Colour Yellow-Jar Pictures)	Released in Q1 FY17
Sardaar Gabbar Singh	Telugu	Pawan Kalyan / (North Star / K S Ravindra)	Released in Q1 FY17
24	Tamil	Suriya, Samantha / Studio Green / Vikram Kumar	Released in Q1 FY17
Phobia	Hindi	Radhika Apte / (Pawan Malhotra)	Released in Q1 FY17
Praktan	Bengali	Rituparna Sengupta & Prosenjit Chatterjee / (Shiboprasad Mukherjee)	Released in Q1 FY17
Housefull 3	Hindi	Akshay Kumar, Riteish Deshmukh, Abhishek / (Nadiadwala / Sajid Farhad)	Released in Q1 FY17
Happy Wedding	Malayalam	Siju Wilson & Sharafudeen (Nazir Ali)	Released in Q1 FY17
& Jara Hatke	Marathi	Indraneil Sengupta & Mrinal Kulkarni / (Ravi Jadhav)	Q2 FY17
White	Malayalam	Mammootty, Huma Qureshi, Shankar Ramakrishnan / (Uday Amanthan)	Q2 FY17
Saat Kadam	Hindi	Amit Sadh, Deeksha Seth, Ronit Roy / (Mohit Jha)	Q2 FY17
Happy Bhaag Jayegi	Hindi	Abhay Deol & Diana Penty / (Colour Yellow / Mudassar Aziz)	Q2 FY17
Dishoom	Hindi	John Abraham, Varun Dhawan, Jackie Fernandez / (Nadiadwala / Rohit Dhawan)	Q2 FY17
Banjo	Hindi	Riteish Deshmukh & Nargis Fakhri / (Ravi Jadhav)	Q2 FY17
Baar Baar Dekho	Hindi	Siddharth Malhotra & Katrina Kaif / (Dharma / Nitya Mehra)	Q2 FY17
Kai Neelam	Tamil	Vijay Sethupathy, Samuthrakani & Others (Nalan Kumaraswamy)	Q2 FY17
Manmarziyan	Hindi	Ayushmann Khuranna & Bhumi Pednekar / (Colour Yellow)	Q3 FY17
Shivaay	Hindi	Ajay Devgn / (Ajay Devgn)	Q3 FY17
Rock On 2	Hindi	Farhan Akhtar, Arjun Rampal / (Excel / Shujaat Saudagar)	Q3 FY17
Chaar Sahibzaade 2	Punjabi	3D Animation / (Harry Baweja)	Q3 FY17
Singham 3	Tamil	Suriya, Anushka Shetty and Shruti Haasan / (Studio Green / Aadnah Arts)	Q3 FY17
Ticket to Bollywood	Hindi	Amyra Dastoor, Diganth Manchale / (Eros)	Q4 FY17
Guru Tej Bahadur	Punjabi	3D Animation / (Harry Baweja)	Q4 FY17

The list of films set forth in the table above is only a selection and not a complete list of all the films in the Company’s forthcoming slate, and release dates are subject to change.

Eros International Plc Financial Highlights:

	Three Months Ended March 31			Fiscal Ended March 31
(In $ million)	2016	2015	% change	2016	2015	% change
	$			$
Revenue	65.1	88.5	(26.4%)	274.4	284.2	(3.4%)

Gross profit	21.8	40.5	(46.1%)	101.7	128.4	(20.8%)

Operating profit	6.9	24.9	(72.3%)	37.6	78.9	(52.3%)

Adjusted EBITDA(1)	14.4	30.0	(52.1%)	70.9	101.2	(30.0%)

(1) Reconciliations of the non-GAAP financial measures discussed within this release to our GAAP operating results are included at the end of this release. See also “Non-GAAP Financial Measures.”

Financial Results for the Twelve Months Ended March 31, 2016 and the Fourth Quarter ended March 31, 2016

Free Cash Flow

This year, while the Company continued to grow it’s business, the focus has also been on balance sheet and cash flow efficiencies. As of March 31, 2016, free cash flow was $ 21.8 million as compared to negative cash flows of $ 159.6 million as of March 31, 2015. This was primarily on account of cash flow from operations that increased 98.8% from $ 118 million as of March 31, 2015 to $ 234.6 million as of March 31, 2016.

Net Debt

As of March 31, 2016, net debt was $ 129.1 million as compared $161.0 million as of March 31, 2015, mainly due to increased cash flow from operations.

Trade Accounts Receivables:

As of March 31, 2016, trade accounts receivables were $169.3 million as compared $197.8 million at March 31, 2015. This was primarily on account successful collection of outstanding dues from the Company’s customers. As of March 31, 2016, out of the total trade receivables 34.7% was not contractually due and only 1.7% is due for over a year.

Revenue

For the twelve months ended March 31, 2016, Eros film slate comprised 63 films of which six were high budget, 16 were medium budget and 41 were low budget as compared to very similar mix of 65 films in the twelve months ended March 31, 2015, of which six were high budget, 12 were medium budget and 47 were low budget. For the twelve months ended March 31, 2016, the Company’s slate of 63 films comprised 33 Hindi films, 21 Tamil/Telugu films and 9 regional films as compared to last year where it’s slate of 65 films comprised 45 Hindi films, 19 Tamil/Telugu films and one regional film. For the twelve months ended March 31, 2016, revenue decreased marginally by 3.4% to $274.4 million, compared to $284.2 million for the twelve months ended March 31, 2015.

For the twelve months ended March 31, 2016, the aggregate theatrical revenues increased by 12.4% to $138.4 million from $123.1 million for the twelve months ended March 31, 2015. Fiscal 2016 proved to be one of the best years for the Company’s films at the box office demonstrating the quality and robustness of its content green-lighting strategy with three out of the top four Hindi films and seven out of the top 15 Hindi films in Calender year 2015 being Eros films. Some of the Company’s successful global releases were Bajrangi Bhaijaan, Bajirao Mastani, TanuWeds Manu Returns, Welcome Back, Srimanthudu and overseas releases were Dil Dhadakne Do, Singh is Bling and Gabbar is Back reinforcing the portfolio and film mix strategy.

For the twelve months ended March 31, 2016, the aggregate revenues from television syndication decreased 28.8% to $72.1 million from $101.2 million for the twelve months ended March 31, 2015. A large portion of the contract value adds to the receivables not due as catalogue revenues generally have longer payment cycles that vary from nine months to a year. Foregoing a portion of potential catalogue sales in Fiscal 2016 allowed the Company to achieve balance sheet efficiencies, although it came at the cost of short-term P&L sacrifice.

For the twelve months ended March 31, 2016, the aggregate revenues from digital and ancillary increased 6.7% to $63.9 million from $59.9 million for the twelve months ended March 31, 2015. This is on account of revenues from Eros Now/Techzone and better realizations from other ancillary revenues such as music sales and in-flight entertainment.

For the three months ended March 31, 2016, revenue decreased by 26.4% to $65.1 million, compared to $88.5 million for the twelve months ended March 31, 2015 mainly because there was no high budget release in the period as compared to the prior year as well lower catalogue revenues.

For the three months ended March 31, 2016, Eros film slate comprised 12 films of which six were medium budget and six were low budget, compared to 22 films in the three months ended March 31, 2015, of which one was high budget, four were medium budget and 17 were low budget films. For the three months ended March 31, 2016, the Company’s slate comprised three Hindi films, five Tamil/Telugu films and four regional films as compared to the three months ended March 31, 2015, where its slate comprised 17 Hindi films and five Tamil/Telugu films.

For the three months ended March 31, 2016, the aggregate revenues from theatrical, television syndication and digital and ancillary were $17.9 million, $ 26.5 million and $ 20.8 million, respectively, compared to $44.0 million, $25.8 million and $18.7 million, respectively, for the three months ended March 31, 2015.

	Fiscal Year 2016
	Three months ended				Twelve months ended
	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015	Total
High budget	-	1	3	2	6
Medium budget	6	4	3	3	16
Low budget	6	10	14	11	41
Total new film releases	12	15	20	16	63

	Fiscal Year 2015
	Three months ended				Twelve months ended
	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014	Total
High budget	1	3	1	1	6
Medium budget	4	2	3	3	12
Low budget	17	8	17	5	47
Total new film releases	22	13	21	9	65

The Company derived approximately 41.7% of it’s Fiscal 2016 revenues from the exploitation of it’s films in territories outside of India compared to 61.3% in Fiscal 2015. This percentage is calculated (as required under International Financial Reporting Standards) based on revenue by region of domicile of Group’s operation.

Revenue from India increased 45.4 % to $ 159.9 million in the twelve months ended March 31, 2016, compared to $ 110 million in the twelve months ended March 31, 2015. This was account of the stronger Indian box office collection of the Company’s movies and the better realizations with respect to television syndication revenues associated with these movies.

Revenue from Europe increased 15.9 % to $ 34.2 million in the twelve months ended March 31, 2016, compared to $ 29.5 million in the twelve months ended March 31, 2015. This was account of the stronger overseas box office collection of the Company’s movies.

Revenue from North America increased 46 % to $14.6 million in the twelve months ended March 31, 2016, compared to $ 10 million in the twelve months ended March 31, 2015. This was account of the stronger overseas box office collection of the Company’s movies.

Revenue from rest of the world decreased 51.2 % to $65.7 million in the twelve months ended March 31, 2016, compared to $ 134.6 million in the twelve months ended March 31, 2015. This was on account of foregoing a portion of potential catalogue sales in order to achieve balance sheet efficiencies, although it came at the cost of short-term P&L sacrifice.

The Company also reports percentage of revenue calculated (as required under International Financial Reporting Standards) based on where the customer who entered into a contract with any of its entities is based and not strictly on the geography of the rights being exploited or licensed. Accordingly, this may not be reflective of the potential of any given market because it is not necessarily reflective of where the films are actually distributed. As a result, the Company’s revenue by customer location may vary year on year. On this basis, the Company derived approximately 42.1% of it’s Fiscal 2016 revenues from the exploitation of it’s films in territories outside of India compared to 61.5% in Fiscal 2015.

Cost of sales

For the twelve months ended March 31, 2016, Cost of Sales increased by 10.9% to $ 172.8 million compared to $155.8 million in the twelve months ended March 31, 2015. This increase was primarily due to increase of $11.0 million in film amortization costs associated with mix of the Company’s films of Fiscal 2016 as compared to Fiscal 2015 as well as cumulative amortization costs of it’s larger film library, and the rest of the increase was due to accrued overages to co-producers from hit films as well as an increase in selling and distribution expenses.

For the three months ended March 31, 2016, cost of sales decreased 9.8% to $ 43.3 million, compared to $48 million in the three months ended March 31, 2015. This was because The Company had no high budget releases for the three months ended March 31, 2016 as compared to the three months ended March 31, 2015 where it had one high budget release.

Gross profit

For the twelve months ended March 31, 2016, gross profit decreased by 20.8% to $101.7 million, compared to $128.4 million in the twelve months ended March 31, 2015 primarily due to higher cost of sales.

For the three months ended March 31, 2016, gross profit decreased by 46.2% to $21.8 million, compared to $40.5 million in the three months ended March 31, 2015 due to mix of films and lower catalogue revenues.

Adjusted EBITDA

For the twelve months ended March 31, 2016, adjusted EBITDA decreased by 29.9% to $ 70.9 million compared to $101.2 million in the twelve months ended March 31, 2015. For the three months ended March 31, 2016, adjusted EBITDA decreased 52% to $ 14.4 million, compared to $30 million in the three months ended March 31, 2015.

This was because of foregoing a portion of potential high margin catalogue sales in order to achieve balance sheet efficiencies.

Administrative costs

For the twelve months ended March 31, 2016, administrative costs increased by 29.3% to $64 million compared to $ 49.5 million, which was attributable to an increase in share based payment charges by 41.6% to $31 million for the twelve months ended March 31, 2016 compared to $21.9 million for the twelve months ended March 31, 2015 as well as increased personnel cost on account of expansion of the Eros Now team.

For the three months ended March 31, 2016, administrative costs decreased by 4.5% to $14.9 million compared to $15.7 million for the three months ended March 31, 2015.

Net finance costs

For the twelve months ended March 31, 2016, net finance increased by 35.6% to $8 million, compared to $5.9 million in the twelve months ended March 31, 2015. This was mainly due to the higher blended cost of debt during the year.

Other losses.

For the twelve months ended March 31, 2016, other losses decreased by 65.7% to $3.6 million, compared to $10.5 million in the twelve months ended March 31, 2015. This was primarily due to a decrease in the charge from derivatives relating to the Company’s interest rate hedge.

Income tax expense.

The provisions for income taxes were $0.6 million and $0.2 million for the three months ended March 31, 2016 and 2015, respectively and $12.7 million and $13.2 million for the twelve months ended March 31, 2016 and 2015, respectively. The decrease for income taxes is due to lower net profit earned in the twelve months ended March 31, 2016. Effective income tax rates were 21% and 21.1% for Fiscal 2016 and 2015, respectively, excluding non-deductible share-based payment charges. The effective tax rate was higher due to increase in statutory tax rates in India from 33.33% to 34.61% in Fiscal 2016.

Content

For the twelve months ended March 31, 2016, the Company invested $ 211.3 million in the expansion of its film slate (including Eros Now) as compared to $ 276.2 million for the twelve months ended March 31, 2015.

Conference Call

Eros will host a conference call today at 8:30 a.m. ET. To access the call please dial (646) 254-3370 or (855) 217-7942from the United States, or +44(0)20 3427 1931from outside the U.S. The conference call I.D. number is 6919894. Participants should dial in 5 to 10 minutes before the scheduled time and must be on a touch-tone telephone to ask questions.

A replay of the call can be accessed through July 5, 2016 by dialing (347) 366-9565 or (866) 932-5017from the U.S., or +44 (0)20 3427 0598from outside the U.S. The conference call I.D. number is 6919894.

Non-GAAP Financial Measures

Net Income

The Company uses the term Net Income, as the International Financial Reporting Standards (“IFRS”) define the term as synonymous with profit for the period.

Adjusted EBITDA

In addition to the results prepared in accordance with International Financial Reporting Standards ("IFRS") provided in this release, the Company has presented Adjusted Earnings Before Interest, Tax, Depreciation and Amortization (“Adjusted EBITDA”). The company uses Adjusted EBITDA along with other IFRS measures to evaluate operating performance. Adjusted EBITDA is defined by the Company as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs), adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives) share based payments and transaction costs relating to equity transactions.

Adjusted EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position. However, our management team believes that Adjusted EBITDA is useful to investors in evaluating our results of operations because these measures:

•	are widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;
•	help investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and
•	are used by our management team for various other purposes, including presentations to our board of directors as a basis for strategic planning and forecasting.

See the supplemental financial schedules for a reconciliation of Adjusted EBITDA to Net Income.

Cautionary Statement Concerning Forward-Looking Statements

Some of the information presented in this press release and in related comments by Eros’ management contains forward-looking statements. In some cases, these forward-looking statements are identified by terms and phrases such as “aim”, “anticipate”, “believe”, “feel”, “contemplate” “intend,’’ ”estimate,’’ ”expect,’’ ”continue,’’ ”should,’’ ”could,’’ ”may,’’ ”plan,’’ ”project,’’ ”predict,’’ “will,’’ “future,” “goal,” “objective,” and similar expressions and include references to assumptions and relate to Eros' future prospects, developments and business strategies. Similarly, statements that describe Eros' strategies, objectives, plans or goals are forward-looking statements and are based on information available to Eros as of the date of this press release. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement. Such risks and uncertainties include a variety of factors, some of which are beyond Eros’ control, including but not limited to market conditions and economic conditions. Information concerning these and other factors that could cause results to differ materially from those contained in the forward-looking statements is contained under the caption “Risk Factors” in Eros’ Prospectus dated July 9, 2014 filed with the U.S. Securities and Exchange Commission. Eros undertakes no obligation to revise the forward-looking statements included herein to reflect any future events or circumstances, except as required by law. Eros’ actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

Seasonality

The Groups’ financial position and results of operations for any period fluctuate due to film release schedules. Film release schedules take account of holidays and festivals in India and elsewhere, competitor film releases and sporting events.

About Eros International Plc

Eros International Plc (NYSE: EROS) is a leading global company in the Indian film entertainment industry that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media. Eros International Plc became the first Indian media company to list on the New York Stock Exchange. Eros International has experience of over three decades in establishing a global platform for Indian cinema. The Company has an extensive and growing movie library comprising of over 3,000 films, which include Hindi, Tamil, and other regional language films for home entertainment distribution. The Company also owns the rapidly growing OTT platform Eros Now. For further information, please visit: www.erosplc.com

Eros International Plc

Mark Carbeck

Chief Corporate & Strategy Officer

+44 (0)20 7258 9909

Email: mark.carbeck@erosintl.com

Media

Sloane & Company
Whit Clay,

212-446-1864
Email: wclay@sloanepr.com

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT MARCH 31, 2016 AND 2015

(Unaudited; in thousands)

		As at March 31
	Note	2016	2015
ASSETS
Non-current assets
Property, plant and equipment		$10,686	$9,272
Goodwill		1,878	1,878
Purchase price pending allocation		5,561	—
Intangible assets — trade name		14,000	14,000
Intangible assets — content	5	795,139	719,214
Intangible assets — others		2,546	2,204
Available-for-sale financial assets		30,147	29,917
Trade and Other receivables	1	9,521	5,692
Tax Receivable		2,645	—
Restricted deposits		867	613
Deferred tax assets		167	151
Total non-current assets		$873,157	$782,941

Current assets
Inventories		$287	$475
Trade and other receivables	1	188,361	209,676
Current tax receivable		238	455
Cash and cash equivalents		182,774	153,664
Restricted deposits		1,822	2,322
Total current assets		373,482	366,592

Total assets		$1,246,639	$1,149,533

LIABILITIES
Current liabilities
Trade and other payables		$65,178	$29,453
Short-term borrowings	2	219,275	96,397
Current tax payable		6,234	2,631
Total current liabilities		$290,687	$128,481

Non-current liabilities
Long-term borrowings	2	$92,630	$218,273
Other long term liabilities		536	354
Derivative financial instruments		22,850	19,284
Deferred tax		30,842	27,086
Total non-current liabilities		$146,858	$264,997

Total liabilities		$437,545	$393,478

EQUITY
Share capital	3	$30,793	$30,622
Share premium		356,865	345,385
Reserves		423,151	389,682
Other components of equity		(53,310)	(43,881)
JSOP reserve		(17,167)	(24,474)
Equity attributable to equity holders of Eros International Plc		$740,332	$697,334

Non-controlling interests		68,762	58,721
Total equity		$809,094	$756,055
Total liabilities and shareholder’s equity		$1,246,639	$1,149,533

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS INCOME

(Unaudited; in thousands, except per share amounts)

	Note	Three Months Ended March 31,		Twelve Months Ended March 31,
		2016	2015	2016	2015
Revenue	7	$65,142	$88,493	$274,428	$284,175
Cost of sales		(43,322)	(47,984)	(172,764)	(155,777)
Gross profit		21,820	40,509	101,664	128,398
Administrative cost		(14,935)	(15,649)	(64,019)	(49,546)
Operating profit		6,885	24,860	37,645	78,852
Financing costs		(3,131)	(2,348)	(13,719)	(10,791)
Finance income		2,037	1,361	5,709	4,930
Net finance costs		(1,094)	(987)	(8,010)	(5,861)
Other losses	8	(5,457)	(4,713)	(3,636)	(10,483)
Profit before tax		334	19,160	25,999	62,508
Income tax benefit/ (expense)		625	196	(12,711)	(13,178)
Profit for the period		$959	$19,356	$13,288	$49,330

Attributable to:
Equity holders of Eros International Plc		$(211)	$17,387	$3,797	$40,344
Non-controlling interest		1,170	1,969	9,491	8,986

Earnings per share(cents)
Basic (loss)/earnings per share	6	(0.4)	30.5	6.6	74.3
Diluted (loss)/earnings per share	6	(0.4)	29.9	5.2	72.4

EROS INTERNATIONAL PLC
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited; in thousands)

	Three Months Ended March 31,		Twelve Months Ended March 31,
	2016	2015	2016	2015

Profit for the period/year	$959	$19,356	$13,288	$49,330
Other comprehensive income:
Items that will not be subsequently reclassified
to profit and loss
Revaluation of property (net of tax)	399	—	399	—

Items that will be subsequently reclassified to profit and loss
Impairment loss on available-for-sale financial assets	—	820	—	820
Exchange differences on translating foreign operations	(66)	1,754	(12,923)	(7,247)
Reclassification of cash flow hedge to the statement of income	201	201	804	804

Total other comprehensive income/(loss) for the period/year	$534	$2,775	$(11,720)	$(5,623)
Total comprehensive income for the period/year net of tax	$1,493	$22,131	0 $ 1,568	$43,707

Attributable to:
Equity holders of Eros International Plc	$(124)	$19,502	$(5,562)	$35,778
Non-controlling interest	1,617	2,629	7,130	7,929

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2016, AND 2015

(Unaudited; in thousands)

	Note	2016	2015
Cash flow from operating activities
Profit before tax		$25,999	$62,508
Adjustments for:
Depreciation		1,154	1,089
Share based payment	4	30,992	21,915
Amortization of intangible film and content rights		128,303	117,254
Amortization of other intangible assets		1,131	608
Other non-cash items	9	4,562	17,005
Net finance costs		8,010	5,861
Movement in trade and other receivables		19,690	(93,975)
Movement in inventories		189	67
Movement in trade and other payables		31,457	1,361
(Gain) on sale of property, plant and equipment		(3)	(9)
Cash generated from operations		251,484	133,684
Interest paid		(12,536)	(6,929)
Income taxes paid		(4,349)	(8,800)
Net cash generated from operating activities		$234,599	$117,955

Cash flows from investing activities
Advance given to an undertaking		$—	$(2,465)
Purchase of available for sale investment		(230)	—
Purchase of property, plant and equipment		(2,710)	(529)
Proceeds from disposal of property, plant and equipment		56	29
Investment in restricted deposits held with banks		77	(2,935)
Acquisition of cash and cash equivalent in subsidiary		263	—
Purchase of intangible film rights and content rights		(211,253)	(276,216)
Purchase of other intangible assets		(1,500)	(1,322)
Interest received		2,935	4,198
Net cash used in investing activities		$(212,362)	$(279,240)

Cash flows from financing activities
Proceeds from issue of share capital, net of transaction costs		$5,414	$110,027
Proceeds from issue of shares by subsidiary		137	1,477
Proceeds from issue out of treasury shares		6,294	888
Proceeds from/(Repayment of) short term debt with maturity less than three months (net)		1,918	(2,983)
Proceeds from short term debt		79,695	69,815
Repayment of short term debt		(72,746)	(65,296)
Proceeds from long term debt net of transaction costs of $139 (2015: $1,909)		13,847	91,206
Repayment of long term debt		(26,962)	(27,573)
Net cash generated from financing activities		$7,597	$177,561
Net increase in cash and cash equivalents		29,834	16,276

Effects of exchange rate changes on cash and cash equivalents		(724)	(8,061)
Cash and cash equivalents at beginning of year		153,664	145,449
Cash and cash equivalents at the end of year		$182,774	$153,664

SUPPLEMENTAL FINANCIAL DATA

1.	TRADE AND OTHER RECEIVABLES

	As at March 31
	2016	2015
	(in thousands)
Trade accounts receivables net	$169,283	$197,816

Other receivables	18,493	14,273
Prepaid charges	1,071	1,573
Unbilled revenue	9,035	1,706
Trade and other receivables	$197,882	$215,368

Current Trade and other receivables	188,361	209,676
Non-Current Trade and other receivables	9,521	5,692
	$197,882	$215,368

The age of trade accounts receivables past due but not impaired is as follows:

	As at March 31
	2016	2015
	(in thousands)
Not Due	$58,766	$160,507
Not more than three months	38,593	19,677
More than three months but not more than six months	41,448	4,620
More than six months but not more than one year	27,594	7,106
More than one year	2,882	5,906
	$169,283	$197,816

2.	BORROWINGS

An analysis of long-term borrowings

	Nominal		As at March 31
	Interest Rate	Maturity	2016	2015
			(in thousands)
Asset backed borrowings
Vehicle Loan	10 -12%	2017-21	$260	$147
Term Loan	BPLR+1.8-2.75%	2016-17	6,244	12,032
Term Loan	BPLR+2.75%	2017-18	1,579	2,974
Term Loan	BPLR+2.75 – 3.4%	2020-21	12,945	—

Term Loan	BPLR+2.85%	2019-20	7,932	10,808

			$28,960	$25,961
Unsecured borrowings
Retail bond	6.5%	2021-22	$71,901	$74,228
Revolving facility	LIBOR +1.90- 2.90% and Mandatory Cost	2016-17	123,750	141,250
Other borrowings	10.5%	2021-22	6,933	8,013
			$202,584	$223,491

Nominal value of borrowings			$231,544	$249,452
Cumulative effect of unamortized costs			(2,109)	(2,940)
Installments due within one year			(136,805)	(28,239)
Long-term borrowings — at amortized cost			$92,630	$218,273

Analysis of short-term borrowings

		As at
	Nominal interest rate (%)	March 31, 2016	March 31, 2015
		(in thousands)
Asset backed borrowings
Export credit, bill discounting and overdraft	BPLR+1-3.5%	$20,716	$17,346
Export credit, bill discounting and overdraft	LIBOR+3.5%	26,586	25,144
		$47,302	$42,490
Unsecured borrowings
Commercial paper	10.0% - 13.0%	1,511	25,668
Other short term loan	1.75% - 2.6%	32,871	—
Other short term loan	12.75%	786	—
Installments due within one year on long-term borrowings		136,805	28,239
Short-term borrowings - at amortized cost		$219,275	$96,397

3.	ISSUED SHARE CAPITAL

	Number of Shares	GBP
		(in thousands)
Authorized
A ordinary shares of 30p each at March 31, 2016 and March 31, 2015	57,778,113	17,333
B ordinary shares of 30p each at March 31, 2016 and March 31, 2015	25,555,220	7,667

	Number of Shares			USD
Allotted, called up and fully paid	A Ordinary 30p Shares	B Ordinary 30p Shares	Ordinary 10p Shares	(in thousands)
As at March 31, 2014	23,519,340	25,555,220	—	26,322
Issue of shares on July 15, 2014	6,675,000	—	—	3,434
Issue of shares on July 23, 2014	112,445	—	—	58
Issue of shares on September 9, 2014	36,000	—	—	18
Issue of shares on November 24, 2014	331,551	—	—	156
Issue of shares on November 25, 2014	668,449	—	—	315
Issue of shares on December 1, 2014	487,500	—	—	246
Issue of shares on January 16, 2015	18,600	—	—	9
Issue of shares on March 10, 2015	133,603	—	—	64
As at March 31, 2015	31,982,488	25,555,220	—	30,622
Issue of shares in July 2015	300,000	—	—	138
Issue of shares in August 2015	3,500	—	—	2
Issue of shares in February 2016	64,960	—	—	26
Issue of shares in March 2016	3,800	—	—	5
Transfer of B Ordinary to A Ordinary shares	594,566	(594,566)	—	—

As at March 31, 2016	32,949,314	24,960,654		30,793

On June 25, 2015, the Company received $5,400,000 in respect of an issue of 300,000 ‘A’ ordinary shares at $18.00 per share to a non-executive director. These shares were issued on July 16, 2015.

On June 5, 2014, the Board of Directors approved a grant of 525,000 ‘A’ ordinary share awards to certain executive directors and members of senior management with a fair market value of $14.95 per share. These awards vest subject to certain share price conditions being met on or before May 31, 2015 and the employees remaining in service until May 31, 2015.All these awards have since vested. As at March 31, 2016 except for 30,000 share awards, all shares have been issued.

On June 9, 2015, 10,000 ‘A’ ordinary shares each were awarded to two non- executive directors and a consultant with par value exercise price and a fair market value of $21.34 per share. Subject to continued employment, these awards vest on June 9, 2016. These shares were issued on February 2 2016 along with 38,760 shares awarded in Fiscal 2015.

As at March 31, 2016, none of the awards were forfeited.

4.	SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Three months ended March 31,		Twelve months ended March 31,
	2016	2015	2016	2015
	(in thousands)
IPO India Plan	$569	$425	$1,736	$869
JSOP Plan	904	299	2,696	1,603
Option Award scheme 2012	253	1,224	1,610	1,824
2014 Share Plan	541	204	2,361	264
2015 Share plan	380	60	932	60
Other share option awards	3,652	2,829	894	554
Management Scheme (Staff share grant)	189	554	20,763	16,741
	$6,488	$5,595	$30,992	$21,915

a.	In June 2015, 300,000 ‘A’ ordinary shares awards were granted to the Group CFO with a fair market value of $21.34 per share. Subject to continued employment, these awards with nominal exercise price, vest annually in three tranches beginning June 9, 2016.

The charge for the aforementioned awards has been accrued under 'Other share option awards'. None of the awards were forfeited during the period.

b.	Additionally, June 9, 2015, the Board of Directors approved a grant of 580,000 ‘A’ ordinary shares to certain executive directors with a fair market value of $21.34 per shares subject to continued employment, these awards with Nil exercise price vest equally over a period of three years with the first 25% vesting six months from the grant date. These shares are yet to be issued.

None of the above grants have been forfeited during the period. The charge for these grants have been accrued under ‘Management scheme’ (Staff share grant) and ‘2014 Share Plan’.

c.	On September 4, 2015 the Company entered in to an employment exit agreement with an employee pursuant to which the board approved a grant of 20,000 ‘A’ ordinary share awards with Nil exercise price and a fair market value of $33.66 per share. The shares are yet to be issued as at March 31, 2016.

d.	Between August 2015 and January 2016, 55,000 ‘A’ ordinary share options were granted to certain employees with fair market values ranging between $2.89 - $10.02 per option. Subject to continued employment. These options with exercise price ranging between $7.40 – $33.12 vest annually in three to four tranches beginning August 2016.
e.

The charge for the aforementioned grants has been accrued under 'Option Award scheme 2012’'. None of the options were forfeited during the period.

f.	On August 4, 2015, the Company’s Employee Benefit Trust entered into a Joint ownership deed (the “2015 JSOP deed”) with certain employees in respect of 380,000‘A’ ordinary shares. These options were issued at a strike price of $24.00 and fair market value of $15.66. Subject to continued employment and market conditions set out in the 2015 JSOP deed, these options vest in May 2017.

The vesting and service conditions of all other plans are consistent with the arrangements disclosed in the audited consolidated financial statements and related notes included within the Annual Report.

5.	INTANGIBLE CONTENT ASSETS

	Gross Content Assets	Accumulated Amortization	Content Assets
	(in thousands)
As at March 31, 2016
Film and content rights	$1,158,737	$(652,651)	$506,086
Content advances	284,817	—	284,817
Film productions	4,236	—	4,236
Non-current content assets	$1,4,47,790	$(652,651)	$795,139

As at March 31, 2015
Film and content rights	$1,027,878	$(548,920)	$478,958
Content advances	236,285	—	236,285
Film productions	3,971	—	3,971
Non-current content assets	$1,268,134	$(548,920)	$719,214

6.	EARNINGS PER SHARE

	Three months ended March 31,				Twelve months ended March 31,
	2016		2015		2016		2015
	(in thousands, except number of shares and earnings per share)
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
(Loss)/earnings attributable to the equity holders of the parent	$(211)	$(211)	$17,387	17,387	$3,797	3,797	40,344	40,344
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking (1)	—	—	—	(112)	—	(732)	—	(531)
Adjusted (loss)/earnings attributable to equity holders of the parent	$(211)	$(211)	$17,387	17,275	$3,797	3,065	40,344	39,813
Number of shares
Weighted average number of shares	57,908,086	57,908,086	56,930,664	56,930,664	57,731,839	57,731,839	54,227,849	54,227,849
Potential dilutive effect related to share based compensation scheme (2)	—	—	—	854,821	—	1,304,185	—	690,902
Adjusted weighted average number of shares (loss)/earnings per share	57,908,086	57,908,086	56,930,664	57,785,485	57,731,839	59,036,024	54,227,849	54,968,751
Earnings attributable to the equity holders of the parent per share (cents)	(0.4)	(0.4)	30.5	29.9	6.6	5.2	74.3	72.4

(a) The above table does not split the earnings per share separately for the ‘A’ ordinary 30p shares and the ‘B’ ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings.

(b) The Company excludes options with exercise prices that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive.

Items not included in the calculation of diluted earnings per share in the three months ended March 31, 2016 due to their anti-dilutive effect were:

(1) $70,000 for three months ended March 31, 2016 in respect of potential dilutive effect related to share based compensation scheme in a subsidiary undertaking.

(2) 2,861,483 shares for three months ended March 31, 2016 related to potential dilutive effect related to share based compensation scheme.

7.	Business Segmental Data

	Three months ended March 31,			Twelve months ended March 31,
	2016		2015	2016	2015
	(in thousands)
Revenue by region of domicile of customer's location
India		$31,164	$25,539	$158,843	$109,513
Europe		10,447	2,265	24,367	27,146
North America		4,413	6,663	19,865	19,052
Rest of the world		19,118	54,026	71,353	128,464
Total Revenue	$65,142		$88,493	$274,428	$284,175

	Three months ended March 31,		Twelve months ended March 31,
	2016	2015	2016	2015
	(in thousands)
Revenue by region of domicile of Group’s operation
India	$31,306	$25,780	$159,855	$110,015
Europe	11,352	2,092	34,209	29,528
North America	639	6,367	14,622	10,014
Rest of the world	21,845	54,254	65,742	134,618
Total Revenue	$65,142	$88,493	$274,428	$284,175

8.	OTHER LOSSES AND GAINS.

	Three months ended March 31,		Twelve months ended March 31,
	2016	2015	2016	2015
	(in thousands)
(Gains) on disposal of property, plant and equipment	$—	$(6)	$(3)	$(9)
Net foreign exchange(gains)/ losses	(132)	956	73	1,323
Net losses on held for trading financial liabilities	5,589	2,481	3,566	7,801
Transaction costs related to equity transactions	—	(25)	—	61
Impairment loss on available-for-sale financial assets	—	1,307	—	1,307
	$5,457	$4,713	$3,636	$10,483

The net losses/(gains) on held for trading financial liabilities in the three and twelve months ended March 31, 2016 principally relate to derivative instruments not designated in a hedging relationship.

9.	SIGNIFICANT NON-CASH EXPENSES

Significant non-cash expenses were as follows, except loss on sale of assets, share based compensation, depreciation and amortization.

	Twelve months ended March31,
	2016	2015
	(in thousands)
Net loss on held for trading financial liabilities	$3,566	$7,801
Impairment loss on available-for-sale financial assets	—	1,307
Provisions for trade and other receivables	1,212	3,963
Impairment loss on content advance	2,545	3,431
Unrealized foreign exchange (gain)/loss	(2,761)	503
	$4,562	$17,005

10.	NON GAAP- FINANCIAL MEASURES

Adjusted EBITDA

	Three months ended March 31,		Twelve months ended March 31,
	2016	2015	2016	2015
	(in thousands)
Net income	$959	$19,356	$13,288	$49,330
Income tax (benefit)/expense	(625)	(196)	12,711	13,178
Net finance costs	1,094	987	8,010	5,861
Depreciation	444	228	1,154	1,089
Amortization (1)	426	239	1,131	608
Share based payments (2)	6,488	5,595	30,992	21,915
Net losses on held for trading financial liabilities	5,589	2,481	3,566	7,801
Impairments on available-for-sale financial assets	—	1,307	—	1,307
Transaction costs related to equity transactions	—	—	—	61
Adjusted EBITDA	$14,375	$29,997	$70,852	$101,150

(1) Includes only amortization of intangible assets other than intangible content assets.

(2) Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.